       1 of 43
Exhibit Index on Page 23

   As filed with the Securities and Exchange Commission on February 20, 1997
                                                     Registration No. 33-
------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                  FORM S-2
                           REGISTRATION STATEMENT
                                   UNDER
                        THE SECURITIES ACT OF 1933

                         DIXON TICONDEROGA COMPANY
            (Exact name of registrant as specified in its charter)


                 Delaware                         23-0973760
      (State or other jurisdiction of  (IRS Employer Identification No.)
       incorporation or organization)


                          195 International Parkway
                             Heathrow, FL  32746
                               (407) 829-9000
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                              Richard A. Asta
                        Dixon Ticonderoga Company
                        195 International Parkway
                           Heathrow, FL  32746
                             (407) 829-9000
    (Name, address, including zip code, and telephone number, including area code, of agent for service)


                                Copy to:
                        Philip M. Shasteen, Esquire
           Johnson, Blakely, Pope, Bokor, Ruppel & Burns, P.A.
                     100 North Tampa Street, Suite 1800
                           Tampa, Florida  33602
                              (813) 225-2500

Approximate date of commencement of proposed sale to the public: As soon as practicable after the Registration Statement becomes effective.
   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]
   If the registrant elects to deliver its latest annual report to Securityholders or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [ ]
   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement of the same offering. [ ]
   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

CALCULATION OF REGISTRATION FEE

============================================================================================================
                                                  Proposed        Proposed
                                                  Maximum         Maximum
      Title of Shares               Amount to be  Offering Price  Aggregate       Amount of
      to be Registered              Registered<F1>Per Share       Offering Price  Registration Fee
------------------------------------------------------------------------------------------------------------
Common Stock Purchase Warrants         300,000    N/A             N/A             N/A

Common Stock, $1.00 par value,
issuable upon exercise of warrants     300,000    $7.23<F2>       $2,169,000      $747.93

============================================================================================================

<F1>  Pursuant to Rule 416 under the Securities Act of 1933, as amended (the "Securities Act"), this
      Registration Statement also relates to an indeterminate number of additional shares that may be issued as result of anti-dilution provisions of the Warrants.

<F2>  Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457 under the Securities Act, based upon $7.23, the per share average of high and low sale prices of the Common
      Stock as reported by the American Stock Exchange for trading on February 18, 1997.


The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

                SUBJECT TO COMPLETION, DATED FEBRUARY 20, 1997

                            P R O S P E C T U S

                   300,000 Common Stock Purchase Warrants
                        300,000 Shares Common Stock

                          DIXON TICONDEROGA COMPANY


   This Prospectus relates to the reoffer and resale by certain selling Securityholders (the "Selling Securityholders") of (i) Common Stock Purchase Warrants (the "Warrants") to purchase 300,000 shares (the "Shares") of Common Stock, $1.00 par value (the "Common Stock") of Dixon Ticonderoga Company (the "Company"), and (ii) the Shares that will be issued by the Company to the Selling Securityholders upon exercise of the Warrants. The Warrants and Shares are being offered and sold for the account of the Selling Securityholders and the Company will not receive any of the proceeds from the sale of the Shares. No period of time has been fixed within which the securities covered by this Prospectus may be offered or sold. The Company has agreed to bear certain expenses (other than underwriting discounts and commissions and transfer taxes, if any) in connection with the registration and sale of the Warrants and Shares being offered by the Selling Securityholders.

   The Selling Securityholders have advised the Company that the sale of the Warrants and the Shares may be effected by the Selling Securityholders, or by pledgees, donees, transferees or other successors in interest therefrom, from time to time in one or more negotiated transactions, as to the Common Stock, in one or more transactions on the AMEX, or otherwise at market prices prevailing at the time of the sale or at prices otherwise negotiated. The Selling Securityholders may effect such transactions by selling the Warrants or the Shares to or through broker-dealers who may receive compensation in the form of discounts, concessions or commissions from the Selling Securityholders and/or the purchasers of the Warrants or the Shares for whom such broker-dealers may act as agent or to whom they sell as principal, or both (which compensation as to a particular broker-dealer may be in excess of customary commissions). Any broker-dealer acquiring the Warrants or the Shares from the Selling Securityholders may sell the Shares in its normal market making activities, or may sell the Warrants or the Shares through other brokers on a principal or agency basis, in negotiated transactions, to its customers or through a combination of such methods. See "Plan of Distribution."

   The Warrants are not listed for trading on any exchange. The Common Stock is traded on the American Stock Exchange ("AMEX") under the symbol "DXT." On February 18, 1997, the last sale price for the Common Stock on the AMEX was $7.125.


   See "Risk factors, at page 3, for certain considerations relevant to an investment in the securities offered hereby.

        THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
          SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION
           PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
          ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

            The date of this Prospectus is _____________, 1997

                            TABLE OF CONTENTS

Available Information. . . . . . . . . . . . . . . . . . . . . . . . .4
Incorporation of Certain Documents by Reference. . . . . . . . . . . .4
Risk Factors . . . . . . . . . . . . . . . . . . . . . . . . . . . . .5
Principal Executive Offices. . . . . . . . . . . . . . . . . . . . . .5
Use of Proceeds. . . . . . . . . . . . . . . . . . . . . . . . . . . .7
Selling Securityholders. . . . . . . . . . . . . . . . . . . . . . . .7
Transfer Agent and Registrar . . . . . . . . . . . . . . . . . . . . .8
Plan of Distribution . . . . . . . . . . . . . . . . . . . . . . . . .8
Description of Warrants and Common Stock . . . . . . . . . . . . . . .9
Legal Matters. . . . . . . . . . . . . . . . . . . . . . . . . . . . 12
Experts. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 12


                            AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission a Registration Statement on Form S-2 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act with respect to the Shares offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the Rules and regulations of the Commission. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act"), and in accordance therewith files reports, proxy statements, and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements, and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; 500 West Madison Street, Suite 1400, Chicago, Illinois, 60661; and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such material may also be accessed electronically by means of the Commission's home page on the Internet at http:\\www.sec.gov. The Common Stock is listed on the AMEX and such reports and other information may also be inspected at the offices of the AMEX, 86 Trinity Place, New York, New York 10006.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, which are on file with the Securities and Exchange Commission ("Commission") are incorporated in this Prospectus by reference and made a part hereof: (i) The Company's Annual Report on Form 10-K for the year ended September 30, 1996, filed with the Commission on December 19, 1996; (ii) Quarterly Report on Form 10-Q of the Company for the quarter ended December 31, 1996, filed with the Commission on February 14, 1997, and; (iii) following portions of the Company's Proxy Statement dated January 27, 1997 and filed with the Commission January 24, 1997: "Major Stockholders," "Security Ownership of Management," "Compensation of Directors," "Officers of the Company," "Executive Compensation," "Employment Agreements," and "Outstanding Stock Options." All other portions of such

Company's Proxy Statement are not part of the registration statement of which this Prospectus is a part. All other reports filed by the Company pursuant to Sections 13(a), or 15(d) of the Exchange Act since
September 30, 1996 and prior to the termination of this offering are deemed to be incorporated by reference in this Prospectus and shall be deemed to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated by reference in this Prospectus and filed with the Commission prior to the date of this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document which is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     This Prospectus is accompanied by a copy of the Company's latest Annual Report on Form 10-K as filed with the Commission. The Company hereby will provide without charge to each person to whom a copy of this Prospectus has been delivered, on the written or oral request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents including, without limitation, the Company's latest Form 10-Q. Written requests for such copies should be directed Dixon Ticonderoga Company, at its executive offices at 195 International Parkway, Heathrow, FL 32746,
Attention: Laura Hemmings. Oral requests should be directed to such individual (telephone number (407) 829-9000).
                              _______________

     No dealer, salesman or other person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offer made hereby, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Selling Securityholders. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the securities offered hereby to any person in any state or other jurisdiction in which such offer or solicitation is unlawful. The delivery of this Prospectus at any time does not imply that information contained herein is correct as of any time subsequent to its date.


                        PRINCIPAL EXECUTIVE OFFICES

     The Company's principal executive offices are located at 195 International Parkway, Heathrow, Florida 32746, and its telephone number at that address is
(407) 829-9000.


                                RISK FACTORS

     The securities offered hereby involve a high degree of risk. Prospective investors should carefully consider the following factors before making an investment decision.

     CONTROL BY PRINCIPAL STOCKHOLDER. Gino N. Pala, the Chairman of the Board, President and Chief Executive Officer of the Company, through his beneficial ownership (including options exercisable within the next 60 days) has the power to vote approximately 23.6% of the Common Stock. As a result of his holdings, Mr. Pala currently exerts, and is likely to continue to exert, significant control over the Company.

     SUBSTANTIAL INDEBTEDNESS. At December 31, 1996, the Company had outstanding approximately $38.2 million in borrowings. Of that amount, $21.7 million was senior debt and $16.5 million was subordinated debt. The level of the Company's indebtedness could have important consequences to its future prospects, including the following: (i) the ability of the Company to obtain any necessary financing in the future for working capital, capital expenditures, debt service requirements or other purposes may be limited; (ii) a substantial portion of the Company's cash flow from operations must be dedicated to the payment of principal of and interest on its indebtedness and other obligations and will not be available for other purposes; (iii) the Company's level of indebtedness could limit its flexibility in planning for or reacting to changes in its business; (iv) the Company will be more highly leveraged than some of its competitors, which may place it at competitive disadvantage; and (v) the Company's high level of indebtedness will make it more vulnerable in the event of a downturn in its business.

     FINANCIAL AND OPERATING RESTRICTIONS IMPOSED BY EXISTING INDEBTEDNESS. The Company's senior and subordinated debt instruments impose significant operating and financial restrictions on the Company. Such restrictions affect, and in certain cases significantly limit or prohibit, among other things, the ability of the Company to incur additional indebtedness or to create liens on its assets, pay dividends, sell assets, engage in mergers or acquisitions or make investments. The failure to comply with any such covenant could result in a default thereunder, which could result in an acceleration of such indebtedness.

     DEPENDENCE ON KEY CUSTOMERS. Although none of the Company's customers account for over 10% of revenues, the loss of one or more key customers could have a material adverse effect on the Company.

     COMPETITION. Both of the Company's business segments are highly competitive. Many of these competitors have greater financial, technological and marketing resources than those available to the Company.

     NO DIVIDENDS. The Company has not paid a cash dividend on its common stock since 1990. There can be no assurance that the Company will be in a position to pay cash dividends in the foreseeable future. Certain covenants in the documents relating to the Company's indebtedness restrict its ability to pay dividends.

     CERTAIN ANTI-TAKEOVER PROVISIONS. The Company's Certificate of Incorporation contains certain provisions, including a classified Board of Directors, which may have the effect of delaying or preventing a change in control of the Company, including a grant of authority to the Company's Board of Directors, without any further vote or action by the Company's Securityholders, to issue up to 100,000 shares of preferred stock with such designations, rights and preferences as may be determined from time to time by the Board of Directors. Pursuant to such authority, in 1995, the Board of Directors created a series of 10,000 shares of preferred stock designated as Series A Junior Preferred Stock for issuance pursuant to a Shareholder Rights Plan. When issued, each share of Series A Junior Preferred Stock will entitle the holder thereof to 1,000 votes on all matters submitted to a vote of the Securityholders of the Company. No shares of Series A Junior Preferred Stock have been issued or are outstanding and the Company has no present intention to issue any such shares. However, in the event of issuance, the preferred stock could be utilized as a method of discouraging, delaying or preventing a change in control of the Company. See "Description of Warrants and Common Stocks."

                               USE OF PROCEEDS

     The Company will not receive any of the proceeds from the offer and sale of the Warrants or the Shares offered hereby by the Selling Securityholders. Except to the extent that they elect to credit the purchase price against the Company's subordinated debt held by them, the Company will receive the exercise price of the Warrants held by the Selling Securityholders, if and when exercised. Such proceeds will be used by the Company for working capital purposes.


                           SELLING SECURITYHOLDERS

     The Warrants and the Common Stock offered for sale by the Selling Securityholders are issuable upon the exercise of the Warrants issued by the Company in connection with the refinancing of the Company's subordinated debt in September, 1996. All Selling Securityholders are lenders to the Company. The following table sets forth (i) the number of shares of Common Stock beneficially owned by each Selling Securityholder; (ii) the number of shares to be offered for sale by each Selling Securityholder; and (iii) the number and percentage of shares of Common Stock to be held by each Selling Securityholder after the completion of the offering.

                                                                  Number of
                                                                  Warrant/Shares/
                                                 Number of        Percentage of
                            Number of            Warrants/Shares  Class to be Owned
                            Warrants/Shares      to be Offered    After Completion
Name                        Beneficially Owned   for Sale         of the Offering <F1>
________________________________________________ _______________  ____________________
The Equitable Life Assurance
Society of the United States   163,637/0          163,637/163,637      0/0/0

John Hancock Mutual Life
Insurance Company               63,636/0           63,636/63,636       0/0/0

Signature IA Cayman, Ltd.       72,727/0           72,727/72,727       0/0/0

<F1>  Assumes that all Warrants/Shares offered by the Selling Securityholder are sold.

     All of the Selling Securityholders are holders of subordinated debt of the Company. The Registration Statement of which this Prospectus is a part was filed by the Company pursuant to certain registration rights granted to the Selling Securityholders. There is no assurance that the Selling Securityholders will sell any of the Warrants or the Shares offered hereby.
To the extent required, the specific Warrants and Shares to be sold, the names of the Selling Securityholders, other additional shares of Common Stock beneficially owned by such Selling Securityholders, the offering price of the Warrants and the Shares to be sold, the names of any agent, dealer or underwriter employed by such Selling Stockholder in connection with such sale, and any applicable commission or discount with respect to a particular offer will be set forth in an accompanying Prospectus Supplement.

                         TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is First Union National Bank of North Carolina, 230 South Tryon Street, Charlotte, North Carolina 28288-1154.


                             PLAN OF DISTRIBUTION

     The Warrants offered by the Selling Securityholders are not listed on an exchange, and may be offered and sold from time to time at prices and terms then prevailing or at prices then related to the then-current market price of the Shares or in negotiated transactions. The Shares offered by the Selling Securityholders may be offered and sold from time to time as market conditions permit on the AMEX, or otherwise, at prices and terms then prevailing or at prices related to the then-current market price of the Shares, or in negotiated transactions. The Warrants may be sold by one or more of the following methods, without limitation: (i) purchases by a broker or dealer as principal in resale by such broker or dealer for its account pursuant to this Prospectus; (ii) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (iii) transactions between Sellers and Purchasers without a broker or dealer. The Shares may be sold by one or more of the following methods, without limitation: (i) a block trade in which a broker or dealer so engaged will attempt to sell the Shares as agent but may position and resale a portion of the block as principal to facilitate the transaction; (ii) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (iii) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (iv) transactions between sellers and purchasers without a broker-dealer. In effecting sales, brokers or dealers engaged by the Selling Securityholders may arrange for other brokers or dealers to participate. Such brokers or dealers may receive commissions or discounts from Selling Securityholders in amounts to be negotiated. Such brokers and dealers and any other participating brokers and dealers may be deemed to be "underwriters" within the meaning the Securities Act, in connection with such sale.

     The Selling Securityholders are not restricted as to the price or prices at which they may sell their Warrants or Shares. Sales of the Shares may have an adverse effect on the market price of the Common Stock. Moreover, the Selling Securityholders are not restricted as to the number of Shares that may be sold at any time and it is possible that a significant number of Shares could be sold at the same time which may also have an adverse effect on the market price of the Common Stock.

     The Company has agreed to pay all fees and expenses incident to the registration of the Warrants and Shares, except selling commissions and fees. Brokerage commissions and fees, if any, attributable to the sale of the Warrants and Shares will be borne by the Selling Securityholders.

                   DESCRIPTION OF WARRANTS AND COMMON STOCK

GENERAL

     The following summarizes the provisions of the Warrants and Common Stock. The authorized capital stock of the Company consists of 8,000,000 shares of Common Stock, $1.00 par value and 100,000 shares of Preferred Stock, $1.00 par value (the "Preferred Stock"). At February 11, 1997, there were 3,293,778 shares of Common Stock issued and outstanding, held of record by approximately 450 securityholders. No shares of Preferred Stock have been issued. The Warrants were issued by the Company to the Selling Securityholders in September, 1996 in conjunction with the refinancing of the Company's previous subordinated debt.

WARRANTS

    The Warrants are exercisable at any time or from time to time on or after September 27, 1997 and prior to 3:00 p.m., New York City Time, on September
26, 2003 and entitle the holders thereof to purchase 300,000 shares of Common Stock at a purchase price of $7.24 per share, subject to adjustment as provided for in the Warrants. All Warrants are currently outstanding. The summary set forth below is qualified in its entirety by the provisions of the Warrants.

    The exercise price of the Warrants is subject to adjustment in case the Company, at any time or from time to time after September 26, 1996, issues or sells additional shares of Common Stock without consideration or for a consideration per share less than a base price provided for in the Warrant. The base price is the greater of the current market price of the Common Stock and the Warrant price specified in the Warrants (initially $7.24 per share). In such event, the Warrant price is reduced concurrently with such issue or sale to a price determined by multiplying the Warrant price then in effect by a fraction, (a) the numerator of which is (i) the number of shares of Common Stock outstanding immediately prior to such issue or sale, plus (ii) the number of shares of Common Stock which the aggregate consideration received by the Company for the total number of such additional shares of Common Stock so issued or sold would purchase at the base price, and (b) the denominator of which is the number of shares of Common Stock outstanding immediately after such issue or sale. In addition, if the Company declares or makes a dividend or other distribution on any Common Stock other than the dividend payable in additional shares of Common Stock or options for Common Stock or a regular, periodic dividend payable in cash and declared out of the earned surplus of the Company, the Warrant price in effect immediately prior to such dividend or distribution is reduced to a price determined by multiplying the Warrant price by a fraction (i) the numerator of which is the current market price in effect on such record date or, if the Common Stock trades on an ex-dividend basis, on the date prior to the commencement of ex-dividend trading, less the value of such dividend or distribution applicable to one share of Common Stock and (ii) the denominator of which is the current market price. The Warrants also provide for an adjustment of the exercise price in the event of certain issuances by the Company of options or convertible securities, in the event that the outstanding shares of Common Stock are combined or consolidated into a lesser number of shares of Common Stock, and in the event that the Company fails to maintain an effective registration of the Warrants and the Common Stock in accordance with the registration provisions set forth in the Warrants.

    The Warrants require the Company to give each Warrant holder notice in the event of a consolidation, merger or transfer of all or substantially all of its properties or assets to another person or in the event it effects a capital reorganization or reclassification of Common Stock or other securities and requires that proper provision be made so that the Warrant holders, upon exercise of the Warrants at any time after the consummation of such a transaction, are entitled to receive, at the aggregate warrant price in effect at the time of such consummation, in lieu of the Common Stock (or other securities) issuable upon such exercise prior to such consummation, either of the following, as such holder may elect: (i) the highest amount of cash, securities or other property to which such holder would have been entitled as a shareholder upon such consummation if such holder had exercised its Warrant immediately prior thereto, subject to certain adjustments; or (ii) the number of shares of voting Common Stock of the acquiring person or its parent determined by dividing (x) the product obtained by multiplying (A) the number of shares of Common Stock (or other securities) to which the holder of the Warrant would have been entitled had such holder exercised the Warrant immediately prior to the consummation of such transaction, times (B) the greater of the acquisition price and the Warrant price in effect on the date immediately preceding the date of such consummation, by (y) the current market price per share of the voting Common Stock (or equivalent equity interests) of the acquiring person or its parent on the date immediately preceding the date of consummation.

    The Warrants restrict the Company from entering into certain mergers, consolidations, sales of assets or reorganizations except in compliance with the terms of the Warrants and the Warrants preclude the Company from taking certain actions that would dilute or impair the rights of the Warrant holders.

    The Warrants contain certain demand and incidental registration rights and provide for indemnification in the event of the registration of the Warrants and the Common Stock underlying the Warrants.

COMMON STOCK

     The holders of the Common Stock are entitled to one vote per share on all matters to be voted upon by the Securityholders, including elections of directors, and, except as otherwise required by law or provided in any resolution adopted by the Board of Directors (the "Board") with respect to any series of Preferred Stock, the holders of such shares exclusively possess all voting power.

     Subject to any preferential rights of any outstanding series of Preferred Stock created by the Board from time to time, the holders of the Common Stock are entitled to receive such dividends as may be declared from time to time by the Board from funds legally available therefor and, upon liquidation, are entitled to receive pro rata all assets of the Company available for distribution to such holders.

     The Common Stock has no preemptive or conversion rights and is not subject to further call for assessments by the Company. The Common Stock currently outstanding is, and the shares of Common Stock to be issued upon exercise of the Warrants will be, validly issued, fully paid, and nonassessable.

     CERTAIN PROVISIONS OF THE COMPANY'S CERTIFICATE. The Company's Certificate of Incorporation contains certain provisions, including a classified Board of Directors, which may have the effect of delaying or preventing a change in control of the Company. The Certificate provides that the directors may be removed only for cause and only by the affirmative vote of the holders of 66-2/3 or more of the outstanding share of capital stock of the Company entitled to vote generally in the election of directors cast at a meeting of the stockholders called for that purpose, and the affirmative vote of the holders of 66-2/3 or more of the outstanding shares of capital stock of the Company entitled to vote generally in the election of directors is required to amend or repeal that provision.

     The Certificate also provides that if any part to any merger or consolidation or any sale, lease or exchange of all or substantially all of the property and assets of the Company is a person or entity owning, immediately prior to the consummation of such transaction, of record or beneficially 2% or more of the stock of the Company issued and outstanding having voting power, the Board of Directors may approve such transaction only when and as duly authorized by the affirmative vote of the holders of not less than 66-2/3 of the capital stock of the Company at a stockholders' meeting duly called for that purpose. Such provisions may not be altered, amended or repealed except by the affirmative vote of the holders of not less than 66-2/3 of the capital stock of the Company given at a stockholders' meeting duly called for that purpose.

     In addition, under the Company's Certificate, the Board of Directors, without shareholder approval, is authorized to issue shares of Preferred Stock in one or more series and to designate, with respect to each such shares of Preferred Stock, the number of shares in each such series, the dividend rates, preferences, and date of payment, liquidation preferences, the availability of redemption and the prices at which it may occur, whether or not dividends shall be cumulative and, if cumulative, the date or dates from which the same shall be cumulative, the sinking funds provisions, if any, for redemption or purchase of shares, the rights, if any, and the terms and conditions on which shares can be converted into or exchanged for shares of any other class or series , and the voting rights, if any. Any Preferred Stock issued may be senior to the Common Stock as to dividends and as to distribution in the event of liquidation, dissolution, or winding up of the Company. The shares of Common Stock and Preferred Stock authorized by the Company's Certificate provide the Board of Directors with as much flexibility as possible in using such shares for corporate purposes. However, these additional shares may also be used by the Board of Directors to deter future attempts to gain control of the Company. The Board of Directors has sole authority to determine the terms of any series of the Preferred Stock, including voting rights, conversion rates, and liquidation preferences. As a result of the ability to fix voting rights for a series of Preferred Stock, the Board has the power to issue a series of Preferred Stock to persons friendly to management in order to attempt to block a post-tender offer merger or other transaction by which a third party seeks control, and thereby assist management to retain its position.

         In 1995, the Company adopted a Shareholder Rights Plan and pursuant thereto the Board of Directors created a series of 10,000 shares of Preferred Stock designated as Series A Junior Preferred Stock, each share of which entitles the holder to 1,000 votes on all matters submitted to a vote of the stockholders of the Company. No shares of Series A Junior Preferred Stock have been issued or are outstanding and the Company has no present intention to issue any such shares. The existence of the Shareholder Rights Plan may have the effect of delaying or preventing a change in control of the Company.

                              LEGAL MATTERS

     The validity of the Warrants and the Shares offered hereby will be passed upon for the Company by Johnson, Blakely, Pope, Bokor, Ruppel & Burns, P.A., Tampa, Florida. Philip M. Shasteen, a shareholder of Johnson, Blakely, Pope, Bokor, Ruppel & Burns, P.A., is a director of the Company and holds 8,969 shares of Common Stock.

                                 EXPERTS

     The consolidated financial statements of the Company included in the report on Form 10-K of the Company for the fiscal year ended September 30, 1996, incorporated by reference in this Prospectus, have been audited by Coopers & Lybrand L.L.P., independent accountants, as set forth in their report dated November 27, 1996, accompanying such financial statements, and are incorporated herein by reference in reliance upon the report of such firm, which report is given upon their authority as experts in accounting and auditing.

     Any financial statements and schedules hereafter incorporated by reference in the Registration Statement of which this Prospectus is a part that have been audited and are the subject of a report by independent accountants will be so incorporated by reference in reliance upon such reports and upon the authority of such firms as experts in accounting and auditing to the extent covered by consents filed with the Commission.

                                 PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS



Item 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following table sets forth the various expenses which will be paid by the Company in connection with the securities being registered. With the exception of the SEC Registration Fee, all amounts are estimates.

     SEC Registration Fee                         $   747.93
     Nasdaq Listing Fees                            1,000.00
     Printing Expenses                              1,000.00
     Accounting Fees and Expenses                   1,500.00
     Legal Fees and Expenses (including Blue Sky)  10,000.00
     Miscellaneous Expenses                         1,000.00
                                                  ----------
         TOTAL                                    $17,747.93
                                                  ==========

Item 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Article Fourteenth of the Company's Certificate of Incorporation contains the following provision with respect to indemnification of directors and officers:

              Each director and officer of this corporation (and each officer or director of any other corporation and serving as such at the request of this corporation because of this corporation's interest in such other corporation) shall be indemnified by the corporation against all costs and expenses (including but not limited to counsel fees, amounts of judgments paid, and amounts paid in settlement) reasonably incurred in connection with the defense of any claim, action, suit or proceeding, whether civil, criminal, administrative, or other, in which he or they may be involved by virtue of such person's being or having been such director, officer or employee; provided, however, that such indemnity shall not be operative with respect to (a) any matter as to which such person shall have been finally adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of his duties as such director, officer or employee, or (b) any matter settled or compromised, unless, in the opinion of independent counsel selected by or in a manner determined by the Board of Directors, there is not reasonable ground for such person's being adjudged liable for negligence or misconduct in the performance of his duties as such director, officer or employee, or (c) any amount paid or payable to the corporation of such other enterprise. The foregoing indemnification shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any bylaw, agreement, vote of shareholders, or otherwise.

         Article VI of the Company's By-laws contains the following provision with respect to indemnification of directors and officers:

              SECTION 1. INDEMNIFICATION; CLAIMS OTHER THAN IN THE RIGHT OF CORPORATION. The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended (but in the case of any such amendment, only to the extent such amendment permits the Corporation to provide broader indemnification rights than permitted prior thereto), any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was a Director or officer of the Corporation, or is or was serving at the request of the Corporation as a Director or officer of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, against expenses (including attorneys' fees), judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal action or proceeding had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendre or its equivalent, shall not of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal action proceeding, had reasonable cause to believe that his conduct was unlawful. Provided, however, except as provided in Section 6 with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify any such person in connection with a proceeding (or any part thereof) initiated by such person only if such proceeding (or any part thereof) was authorized by the Board of Directors.

              SECTION 2.  INDEMNIFICATION; CLAIMS IN RIGHT OF CORPORATION.
         The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended (but in the case of any such amendment, only to the extent such amendment permits the Corporation to provide broader indemnification rights than permitted prior thereto), any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a Director or officer of the Corporation, or is or was serving at the request of the Corporation as a Director or officer of another corporation partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, against expenses (including attorneys' fees) reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnify for such expenses which the Court of Chancery or such other court shall deem proper.

              SECTION 3. EXPENSES. To the extent that a Director or officer of the Corporation has been successful on the merits, or otherwise, in defense of any action, suit or proceeding referred to in Sections 1 and 2, or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith. If a Director or officer is or was a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding not only in his capacity as a Director or officer, but also in his capacity as a shareholder or in any other capacity, and there is no convenient way to separate out expenses incurred in such separate capacities, all of such expenses shall be indemnified against by the Corporation.

              SECTION 4.  AUTHORIZATION.  Any indemnification under Sections
         1 and 2 (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon determination that indemnification of the Director or officer is proper in the circumstances because he has met the applicable standard of conduct set forth in Sections 1 and 2. Such determination shall be made (1) by a majority vote of the Directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) if there are no such Directors, or if such Directors so direct, by independent legal counsel in a written opinion, or (3) by the Securityholders.

              SECTION 5. RIGHT TO ADVANCEMENT OF EXPENSES. The right to indemnification conferred in Article VI shall include the right to be paid by the Corporation the expenses incurred in defending any proceeding for which such right to indemnification is applicable in advance of its final disposition (hereinafter an "advancement of expenses"); provided, however, that, if the Delaware General Corporation Law requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a Director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Corporation of an undertaking (hereinafter an "undertaking"), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a "final adjudication") that such indemnitee is not entitled to be indemnified for such expenses under this Article or otherwise.

              SECTION 6. RIGHT OF INDEMNITEE TO BRING SUIT. The rights to indemnification and to the advancement of expenses conferred in
         Article VI shall be contract rights. If a claim hereunder is not paid in full by the Corporation within sixty days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty days, the indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall be entitled to be paid the expense of prosecuting or defending such suit. In (a) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and (b) any suit by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking the Corporation shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met any applicable standard for indemnification set forth in the Delaware General Corporation Law. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel, or its Securityholders) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel, or its Securityholders) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article VI or otherwise shall be on the Corporation.

              SECTION 7. APPLICABILITY. In the event of any amendment or repeal of this Article VI, the persons entitled to indemnification hereunder nevertheless shall be entitled to its benefits as to any act or events which occurred during the period during which it was in effect. All rights provided by this Article VI shall inure to the benefit of the heirs, executors or administrators of any person entitled to indemnification hereunder. The foregoing right of indemnification shall exist whether or not such person continues to be a Director or officer at such time any expenses, judgments, and fines are incurred or any claims or liabilities arise or any settlement is effected and, whether the act or omission upon which such claims or liabilities are or are alleged to be based on occurred prior to or subsequent to the adoption of this Article VI.

              SECTION 8. NON-EXCLUSIVITY. The indemnification and rights to advancement of expenses provided by this Article shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled to under any bylaw, agreement, vote of Securityholders or disinterested Directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a Director or officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

              SECTION 9. INSURANCE. The Corporation shall have power to purchase and maintain insurance at its expense on behalf of any person who is or was a Director or officer of the Corporation, or is or was serving at the request of the Corporation as a Director or officer of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of this Article.

              SECTION 10. INDEMNIFICATION OF EMPLOYEES AND AGENTS OF THE CORPORATION. The Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification, and to the advancement of expenses to any employee or agent of the Corporation to the fullest extent of the provisions of this Article VI with respect to the indemnification and advancement of expenses of Directors and officers of the Corporation.

         Section 145 of the Delaware General Corporation Law provides as follows:

              (a) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of NOLO CONTENDERE or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

              (b) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

              (c) To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections
         (a) and (b) of this section, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

              (d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made (1) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (2) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion or (3) by the Securityholders.

              (e) Expenses incurred by an officer or director in defending a civil or criminal action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section. Such expenses incurred by other employees and agents may be so paid upon such terms and conditions if any, as the board of directors deems appropriate.

              (f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of Securityholders or disinterested directors of otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

              (g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section.

              (h) For purposes of this section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation partnership, joint venture trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

              (i) For purposes of this section, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to any employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participant and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

              (j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

         The Company maintains a directors and officers insurance and company reimbursement policy. The policy insures directors and officers against unindemnified loss arising from certain wrongful acts in their capacities and reimburses the Company for such loss for which the Company has lawfully indemnified the directors and officers. The policy contains various exclusions none of which relate to the offering hereunder.

         The Company has entered into indemnity agreements with each director of the Company. The contracts provide for indemnification of such persons against expenses, liabilities and losses.

         The Company maintains a $3,000,000 directors and officers liability insurance policy.


Item 16. EXHIBITS.

EXHIBIT NO.                                DESCRIPTION

    4.1                     Specimen Certificate of Company's Common Stock

    4.2*                    Form of Warrant

    5 Opinion of Johnson, Blakely, Pope, Bokor, Ruppel & Burns, P.A. with respect to the legality of the Common Stock

   23.1 Consent of Johnson, Blakely, Pope, Bokor, Ruppel & Burns, P.A., included in Exhibit No. 5

   23.2                     Consent of Coopers & Lybrand, L.L.P.

   24 Power of Attorney (included on signature page to this Registration Statement)

   99                       Form 10-Q for quarter ended December 31, 1996


*Incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1996, File Number 0-2655, filed in Washington, D.C.

Item 17. UNDERTAKINGS.

         The undersigned Registrant hereby undertakes:

             (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

             (b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

             (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against each such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                 SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Orlando, State of Florida, on this 17th day of February, 1997.

                                       DIXON TICONDEROGA COMPANY.


                                       By:  /s/ Gino N. Pala
                                            ----------------------------
                                            Gino N. Pala, Chairman of the
                                            Board, President and Chief
                                            Executive Officer


                             POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS: Each person whose signature appears below constitutes and appoints Gino N. Pala and Richard A. Asta his true and lawful attorneys-in-fact and agent with full power of substitution and resubstitution, for and in his or her name, place and stead, in any and all capacities, to sign any or all amendments to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature                 Capacity                          Date
--------------------      --------------------------   ----------------

/s/ Gino N. Pala          Chairman of the Board,       February 17, 1997
--------------------      President, Chief Executive
Gino N. Pala              Officer and Director


/s/ Richard F. Joyce      Vice Chairman of the Board,  February 17, 1997
--------------------      President and Chief Operating
Richard F. Joyce          Officer, Consumer Group,
                          Executive Vice President,
                          Chief Legal Executive and
                          Director


/s/ Richard A. Asta       Executive Vice President     February 17, 1997
---------------------     of Finance and Chief
Richard A. Asta           Financial Officer
s/ John Adornetto         Vice President,Corporate     February 17, 1997
---------------------     Controller and Chief
John Adornetto            Accounting Officer


/s/ Philip M. Shasteen    Director                     February 17, 1997
----------------------
Philip M. Shasteen

/s/ John Ramondo          Director                     February 17, 1997
----------------------
John Ramondo

/s/ Ben Berzin, Jr.       Director                     February 17, 1997
----------------------
Ben Berzin, Jr.

                                EXHIBIT INDEX

EXHIBIT NO.                                DESCRIPTION
-----------                                -----------

    4.1                     Specimen Certificate of Company's Common Stock

    4.2*                    Form of Warrant

    5 Opinion of Johnson, Blakely, Pope, Bokor, Ruppel & Burns, P.A. with respect to the legality of the Common Stock

   23.1 Consent of Johnson, Blakely, Pope, Bokor, Ruppel & Burns, P.A., included in Exhibit No. 5

   23.2                     Consent of Coopers & Lybrand, L.L.P.

   24 Power of Attorney (included on signature page to this Registration Statement)

   99                       Form 10-Q for quarter ended December 31, 1996


*Incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1996, File Number 0-2655, filed in Washington, D.C.

                                                                    EXHIBIT 4.1

                                                 Specimen Certificate of the Company's Common Stock

                                                                                                              Common Stock
   Number                                                                                               Par Value $1.00 per share
   P5961
                                                Incorporated under the laws of the State of Delaware
                                                                       DIXON LOGO
                                                                                                           Shares
                                                                                                         [SPECIMEN]
                                                                                                    See reverse side for
                                                                                                    certain definitions
                                                             DIXON TICONDEROGA COMPANY
                                     This certificate is transferrable in the cities of Charlotte or New York.

                                                                                                    [CUSIP 255860 10 8]
THIS CERTIFIES THAT


                                                                       SPECIMEN


is the owner of

                           Shares of the fully paid and non-assessable common stock of the par value $1.00 per share of

                                                            DIXON TICONDEROGA COMPANY

ransferable on the books of the Company by the holder hereof in person or by duly authorized attorney upon surrender of this certificate properly endorsed.

      This certificate and the shares represented hereby are issued and shall be held subject to all the provisions of (1) the Articles of Incorporation and all amendments and (2) any statement on the reverse side of this certificate.  This certificate is not valid unless countersigned by the Transfer Agent and registered by the
Registrar.

      WITNESS the facsimile seal of the Company and the facsimile signature of its duly authorized officers.

Dated:

Countersigned and Registerd:                     CORPORATE                             /s/ Gino N. Pala
First Union National Bank of North Carolina         SEAL                                   President
(Charlotte, North Carolina)
Transfer Agent and Registrar,                                                          /s/ Kenneth Baer
By:                                                                                        Treasurer
Authorized Officer

                                              [REVERSE SIDE OF SPECIMEN STOCK CERTICIATE]
                                                       DIXON TICONDEROGA COMPANY

      The Company will furnish to any shareholder, upon request and without charge, a fully or summary statement of the designations, preferences, limitations and relative rights of the shares of each class authorized to be issued, and the variations in the relative rights and preferences between (1) the shares of Common, Preferred and Preference
Stock, (2) any classes of Preference Stock and (3) any series within classes of Preference Stock, so far as the same have been fixed and determined the Articles of Incorporation fo this Company and in addition, with respect to the
Preference Stock, in the resolution or resolutions providing for the issue of Preference Stock adopted from time to time by the board of directors, without the necessity of any action by the shareholders.

      The following abbreviations, when used in the inscription of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations.

TEN COM - as tenants in common                              UNIF GIFT MIN ACT__________Custodian ___________
TEN ENT - as tenants by the entireties                                        (Cust)            (Minor)
 JT TEN - as joint tenants with right of                               under Uniform Gifts to Minors
          survivorship and not as tenants in common                    Act ________________________________
                                                                                  (State)

                                                            UNIF TRF MIN ACT________Custodian (until age ___)
                                                                           ________ under uniform Transfers
                                                                           (Minor)
                                                                           to Minors Act ___________________
                                                                                             (State)
Additional abbreviations may also be used though not in the above list.

FOR VALUE RECEIVED, ______________________ hereby sell, assign and transfer unto

PLEASE INSERT SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER OF ASSIGNEE

[_________________________]________________________________________________________________________________________

___________________________________________________________________________________________________________________
(Please print or typewrite name and address, including ZIP Code of assignee)

___________________________________________________________________________________________________________________

_____________________________________________________________________________________________________________Shares

of the common stock represented by the within Certificate, and do hereby irrevocably constitute and appoint
___________________________________________________________________________________________________________Attorney

to transfer the said stock on the books of the within named Corporation with full power of substitution in the premises.

Dated______________________________

                                                         X________________________________________________________
                                                         X________________________________________________________
                                                         NOTICE: The signature(s) to this assignment must
                                                         correspond with the name(s) as written upon the face of
                                                         the certificate in every particular, without alteration
                                                         or enlargement or any change whatever.
SIGNATURE(S) GUARANTEED:

By:_______________________________
The signature(s) should be guaranteed by an eligible guarantor institution (banks, stockbrokers, savings and loan associations and credit unions with membership in an approved signature guarantee medallion program), pursuant to SEC
Rule 17Ad-15.

                                   EXHIBIT 5
        Opinion of Johnson, Blakely, Pope, Bokor, Ruppel & Burns, P.A.



February 20, 1997

VIA FACSIMILE:  407/829-2570

Dixon Ticonderoga Company
P.O. Box 958413
Heathrow, Florida  32795-8413

      Re:  Dixon Ticonderoga Company - Registration Statement on Form S-2

Gentlemen:

      Reference is made to the Registration Statement on Form S-2 dated the date hereof (the "Registration Statement") filed with the Securities and Exchange Commission by Dixon Ticonderoga Company, a Delaware corporation (the "Company") under the Securities Act of 1933, as amended (the "Act"), with respect to common stock purchase warrants (the "Warrants") to purchase 300,000 shares (the "Shares") of common stock, $1.00 par value of the company and the Shares that will be issued by the company upon exercise of the Warrants.

      We have examined such documents and considered such legal matters as we have deemed necessary and relevant as the basis for the opinion set forth below. With respect to such examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as reproduced or certified copies, and the authenticity of the originals of those latter documents. As to questions of fact material to this opinion, we have, to the extent deemed appropriate, relied upon certain representations of certain officers of the company. Based upon the foregoing, it is our opinion the Warrants are duly authorized and legally issued, and are fully paid and nonassessable and that when applicable provisions of state securities laws have been complied with the Shares to be issued by the company upon exercise of the Warrants have been duly authorized and, when issued and sold in accordance with the terms of the Registration Statement and paid for in the manner provided in the Warrants, will be legally issued, fully paid and nonassessable.

      We are members of the Bar of the State of Florida, and the opinions expressed herein are limited to the general corporation law of the state of Delaware. We do not express any opinion as to the laws, or to matters governed by the laws, of any other jurisdiction or, in the case of Delaware, any other laws.

      In giving this opinion, we have assumed that all certificates for the Shares, prior to their issuance, will be duly executed on behalf of the company by the company's transfer agent and will conform, except as to denominations, to specimens we have examined. We advise you that Philip M. Shasteen, a shareholder of Johnson, Blakely, Pope, Bokor, Ruppel & Burns, P.A., is a member of the Board of Directors of the Company and the owner of 8,969 shares of common stock of the Company.

      This opinion is rendered to you solely for your benefit in connection with the Company's preparation in filing of the Registration Statement with the Securities and Exchange Commission, and may not be relied upon, used, circulated, summarized, referred to or quoted by any other person or for any other purpose, or reproduced or filed publicly by any person, in whole or in part, without our prior written consent.

Dixon Ticonderoga Company
February 20, 1997
Page 2


      We hereby consent to the use of this opinion as an exhibit to the Registration Statement, to the use of our name as your counsel, and to all references made to us in the Registration Statement and in the Prospectus forming a part thereof. In giving this consent, we do not hereby admit that we are in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations promulgated thereunder.

/s/ JOHNSON, BLAKELY, POPE, BOKOR
RUPPEL & BURNS, P.A



Johnson, Blakely, Pope, Bokor
Ruppel & Burns, P.A

PMS/lmw

                                EXHIBIT 23.2

                    Consent of Independent Accountants


      We consent to the incorporation by reference in this Registration Statement on Form S-2 of our report dated November 27, 1996, on our audits of the consolidated financial statements and the financial statement schedule of Dixon Ticonderoga Company and Subsidiaries. We also consent to the reference to our Firm under the caption "Experts."



                                                Coopers & Lybrand, L.L.P.

                                            /s/ Coopers & Lybrand, L.L.P.

Orlando, Florida
February 17, 1997

          Exhibit 99 - Form 10-Q for Quarter Ended December 31, 1996

                       SECURITIES AND EXCHANGE COMMISSION

                    Judiciary Plaza, 450 Fifth Street, N.W.

                             Washington, D.C.  20549


                                    FORM 10-Q


     [ X ]        QUARTERLY REPORT UNDER SECTION 13 OR 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

       FOR QUARTER ENDED DECEMBER 31, 1996     COMMISSION FILE NO. O-2655

                                        OR

     [   ]    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                   OF THE SECURITIES EXCHANGE ACT OF 1934


                          DIXON TICONDEROGA COMPANY
-----------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)

           Delaware                                    23-0973760
---------------------------------         ----------------------------------
(State or other jurisdiction                          I.R.S. Employer
of incorporation or organization)                    Identification No.

              195 International Parkway, Heathrow, FL  32746
----------------------------------------------------------------------------
          (Address of principal executive offices)           Zip Code

                                                       (407) 829-9000
Registrant's telephone number, including area code: ----------------------


Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

              Yes  [ X ]                          No  [   ]

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the close of the period covered by this report.


           Class                       Outstanding as of December 31, 1996
----------------------------       -----------------------------------------
 Common Stock $1 par value                       3,293,778

                  DIXON TICONDEROGA COMPANY AND SUBSIDIARIES
                  ------------------------------------------
                                     INDEX
                                     -----


                                                                         Page
                                                                         ----

PART I.    FINANCIAL INFORMATION


Item 1.    Financial Information

           Consolidated Balance Sheets --
           December 31, 1996 and September 30, 1996                      31-32

           Consolidated Statements of Operations --
           For The Three Months Ended December 31, 1996 and 1995            33

           Consolidated Statements of Cash Flows --
           For The Three Months Ended December 31, 1996 and 1995         34-35

           Notes to Consolidated Financial Statements                    36-37

Item 2.    Management's Discussion and Analysis of
           Financial Condition and Results of Operations                 38-41



PART II.   OTHER INFORMATION


Item 5.    Other Information                                                42

Item 6.    Exhibits                                                         42

           Signatures                                                       43

                       PART I - FINANCIAL INFORMATION

Item 1.
-------

                 DIXON TICONDEROGA COMPANY AND SUBSIDIARIES
                       CONSOLIDATED BALANCE SHEETS

                                            December 31,    September 30,
                                               1996              1996
                                            ------------     -------------
CURRENT ASSETS:
   Cash and cash equivalents                $ 1,806,583      $ 2,597,032
   Receivables, less allowance for
    doubtful accounts of $974,629
    at December 31, 1996 and $1,352,411
    at September 30, 1996                    16,931,007       23,442,889
   Inventories                               34,217,079       31,460,934
   Other current assets                       3,433,395        3,044,796
                                            -----------      -----------
     Total current assets                    56,388,064       60,545,651
                                            -----------      -----------
PROPERTY, PLANT and EQUIPMENT:
   Land and buildings                        15,977,066       15,711,724
   Machinery and equipment                   16,696,434       16,537,994
   Furniture and fixtures                       905,130          917,222
                                            -----------      -----------
                                             33,578,630       33,166,940
   Less accumulated depreciation            (18,208,528)     (17,730,505)
                                            -----------      -----------
                                             15,370,102       15,436,435
OTHER ASSETS                                  2,213,845        1,866,054
                                            -----------      -----------
                                            $73,972,011      $77,848,140
                                            ===========      ===========

                                            December 31,     September 30,
                                                1996             1996
                                            ------------     -------------
CURRENT LIABILITIES:
   Notes payable                            $11,829,535      $14,159,143
   Current maturities of long-term debt       1,639,583        1,613,773
   Accounts payable                           5,380,160        5,461,348
   Accrued liabilities                        9,320,104       10,934,838
                                            -----------      -----------
     Total current liabilities               28,169,382       32,169,102
                                            -----------      -----------
LONG-TERM DEBT                               24,769,513       25,119,305
                                            -----------      -----------
DEFERRED INCOME TAXES AND OTHER               1,434,968        1,051,171
                                            -----------      -----------
MINORITY INTEREST                             3,515,351        3,517,006
                                            -----------      -----------
COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
   Preferred stock, par $1, authorized
    100,000 shares, none issued                  ---              ---
   Common stock, par $1, authorized
    8,000,000 shares; issued 3,537,211
    shares                                    3,537,211       3,537,211
   Capital in excess of par value             2,489,674       2,489,674
   Retained earnings                         13,740,889      13,526,520
   Cumulative translation adjustment         (2,792,159)     (2,669,031)
                                            -----------     -----------
                                             16,975,615      16,884,374
   Less - treasury stock, at cost
    (243,433 shares)                           (892,818)       (892,818)
                                            -----------     -----------
                                             16,082,797      15,991,556
                                            -----------     -----------
                                            $73,972,011     $77,848,140
                                            ===========     ===========

        The accompanying notes to consolidated financial statements are an integral part of these statements.

                 DIXON TICONDEROGA COMPANY AND SUBSIDIARIES
                    CONSOLIDATED STATEMENTS OF OPERATIONS

                                   THREE MONTHS ENDED
                                      DECEMBER 31,
                                   1996         1995
                                 --------     --------
REVENUES                       $22,307,880  $20,945,721
                               -----------  -----------

COST AND EXPENSES:

  Cost of goods sold            14,660,470   14,289,772

  Selling and administrative
   expenses                      6,354,592    5,676,154
                               -----------  -----------

                                21,015,062   19,965,926
                               -----------  -----------

OPERATING INCOME                 1,292,818      979,795

INTEREST EXPENSE                 ( 799,622)    (614,415)
                               -----------  -----------

INCOME BEFORE INCOME TAXES
 AND MINORITY INTEREST             493,196      365,380

INCOME TAXES                       125,974      100,647
                               -----------  -----------
                                   367,222      264,733

MINORITY INTEREST                  152,845      114,110
                               -----------  -----------

NET INCOME                     $   214,377  $   150,623
                               ===========  ===========

EARNINGS PER
 COMMON SHARE                  $       .07  $       .05
                               ===========  ===========

WEIGHTED AVERAGE
 SHARES OUTSTANDING              3,293,778    3,194,153
                               ===========  ===========

            The accompanying notes to consolidated financial statements are an integral part of these statements.

                      DIXON TICONDEROGA COMPANY AND SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF CASH FLOWS

                 FOR THE THREE MONTHS ENDED DECEMBER 31, 1996 AND 1995

                                                    1996           1995
                                                  --------       --------
CASH FLOWS FROM OPERATING ACTIVITIES:

Net income                                     $   214,377    $   150,623

Adjustment to reconcile net income to
 net cash provided by (used in)
 operating activities:
  Depreciation and amortization                    646,973        599,675
  Deferred taxes                                    75,380         85,131
  Provision for doubtful accounts receivable        94,292         78,713
  Income attributable to currency translation      (36,164)       (46,089)
  Income attributable to minority interest         152,844        114,110
  Changes in assets and liabilities:
   Receivables                                   6,276,321      1,641,853
   Inventories                                  (2,891,501)      (823,300)
   Other current assets                           (428,320)      (398,139)
   Accounts payable and accrued liabilities     (1,699,027)    (1,567,732)
   Other assets                                     50,334        (91,051)
                                               -----------    -----------

Net cash provided by (used in) operations        2,455,509       (256,206)
                                               -----------    -----------
CASH FLOWS FROM INVESTING ACTIVITIES:

 Purchases of plant and equipment, net            (513,073)    (1,157,217)
                                               -----------    -----------

CASH FLOWS FROM FINANCING ACTIVITIES:

 Net proceeds from (principal
   reductions of) notes payable                 (2,293,508)     2,181,101
 Principal reductions of long-term debt           (326,500)      (283,637)
 Employee stock options                             --             26,104
 Other non-current liabilities                      (2,565)        (1,809)
                                               -----------    -----------
Net cash provided by (used in)
 financing activities                           (2,622,573)     1,921,759
                                               -----------    -----------

Effect of exchange rate changes on cash           (110,312)      (212,274)
                                               -----------    -----------

Net decrease in cash and
 cash equivalents                                 (790,449)       296,062

Cash and cash equivalents,
 beginning of period                             2,597,032      1,513,622
                                                ----------    -----------
Cash and cash equivalents,
 end of period                                  $1,806,583    $ 1,809,684
                                                ==========    ===========
Supplemental Disclosures:
  Cash paid during the period:
   Interest (net of amount capitalized)         $1,054,706    $   429,281
   Income taxes                                    105,758        101,978

            The accompanying notes to consolidated financial statements are an integral part of these statements.

                 DIXON TICONDEROGA COMPANY AND SUBSIDIARIES
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   BASIS OF PRESENTATION:

The condensed consolidated financial statements included herein have been prepared by the Registrant, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although the Registrant believes that the disclosures are adequate to make the information presented not misleading. It is suggested that these financial statements be read in conjunction with the financial statements and the notes thereto included in the Registrant's latest annual report on Form 10-K. In the opinion of the Registrant, all adjustments (solely of a normal recurring nature) necessary to present fairly the financial position of Dixon Ticonderoga Company and subsidiaries as of December 31, 1996, and the results of their operations and cash flows for the three months ended December 31, 1996 and 1995, have been included. The results of operations for such interim periods are not necessarily indicative of the results for the entire year.

Certain fiscal 1996 balances have been reclassified to conform to current year presentation.

2.   INVENTORIES:

Since amounts for inventories under the LIFO method are based on annual determinations of quantities and costs as of the end of the fiscal year, the inventories at December 31, 1996 (for which the LIFO method of accounting are used) are based on certain estimates relating to quantities and costs as of year end.

      Inventories consist of (in thousands):

                              December 31,   September 30,
                                  1996           1996
                              ------------   -------------

     Raw materials              $15,282        $12,538
     Work in process              4,245          4,268
     Finished goods              15,690         14,655
                                -------        -------
                                $34,217        $31,461
                                =======        =======

3.    EFFECT OF CERTAIN NEW ACCOUNTING PRONOUNCEMENTS:

The Company has adopted Financial Accounting Standards Board (FASB) Statement No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". This statement establishes accounting standards with respect to the impairment of long-lived assets. No material impairment of the Company's long-lived assets has been identified.

In 1995, the FASB also issued Statement No. 123, "Accounting for Stock-Based Compensation." The statement is effective for the Company in fiscal 1997 and requires that certain specific disclosures regarding the value of stock option grants made in fiscal 1996 and thereafter be included in its 1997 annual report on Form 10-K. The Company did not adopt the compensation recognition provision of the Statement, and, accordingly, it is not expected to affect the future results of operations or financial position of the Company. The specific disclosures required by this statement have not been determined at this time.


4.   ACCOUNTING FOR INCOME TAXES:

The difference between income taxes calculated at the U.S. statutory federal income tax rate and the provision in the consolidated financial statements is primarily due to foreign and state income taxes and other permanent items.

5.   CONTINGENCIES:

The Company, in the normal course of business, is party in certain litigation. Ongoing litigation includes a claim under New Jersey's Environmental Clean-Up Responsibility Act (ECRA) by a 1984 purchaser of industrial property from the Company. In April 1996, a decision was rendered by the Superior Court of New Jersey in Hudson County finding the Company responsible for $1.94 million in certain environmental clean-up costs relating to this matter. Including pre-judgment interest on the damage award, it is estimated that the Company's exposure will not exceed approximately $3.3 million. The Company intends to pursue other responsible parties for indemnification and/or contribution to the payment of this claim (including its insurance carriers and a legal malpractice action against its former attorneys) and has filed an appeal. As a result of the judgment, a provision of approximately $2 million ($1.44 million, net of tax) was recorded in fiscal 1996. This amount is in addition to approximately $1.3 million ($800,000, net of tax) provided in prior periods. No anticipated recoveries from insurance carriers or other third parties have been considered in these recorded loss provisions.

The Company has evaluated the merits of other litigation and believes their outcome will not have a further material effect on the Company's future results of operations or financial position.

The Company is aware of several environmental matters related to certain facilities purchased or to be sold. The Registrant assesses the extent of these matters on an ongoing basis. In the opinion of management (after taking into account accruals of approximately $400,000 as of December 31, 1996), the resolution of these matters will not materially affect the Company's future results of operations or financial position.

6.    SUBSEQUENT EVENT:

On February 7, 1997, the Company repurchased 9,900,000 shares (or approximately 30%) of its subsidiary, Dixon Ticonderoga de Mexico, S.A. de C.V., from a consortium of Mexican financial institutions. The shares, which were repurchased for approximately $2.5 million (or 25 cents per share), were originally issued in 1994, when the Company sold 16,627,760 shares of Dixon Ticonderoga de Mexico, S.A. de C.V., in an initial public offering on the Mexico Intermediate Market at a price of approximately 40 cents per share (U.S. equivalency).

Item 2.
-------

                  MANAGEMENT'S DISCUSSION AND ANALYSIS OF
               FINANCIAL CONDITION AND RESULTS OF OPERATIONS


REVENUES for the quarter ended December 31, 1996, increased $1,362,000 from the same quarter last year. The changes by segment are as follows:

                                    Increase        % Increase (Decrease)
                                   (Decrease)       ---------------------
                                 (in thousands)   Total  Volume  Price/Mix
                                  ------------    -----  ------  ---------

         Consumer U.S.               $   52        --      (1)       1
         Consumer Foreign             1,196        50      46        4
         Industrial                     114         2       3       (1)

Consumer U.S. revenues increased slightly despite a continuing shift in educational market business to later fiscal quarters. The increased Foreign Consumer revenue was primarily due to increased volume in Mexico, reflecting a successful government bid and aggressive efforts in the mass market. The value of the Mexican peso was relatively stable, thus having only a minimal effect on revenue in the first quarter.

While the Company has operations in Canada, Mexico and the U.K., historically only the operating results in Mexico have been materially impacted by currency fluctuations. There has been a significant devaluation of the Mexican peso once in each of the last three decades, the last one being in December 1994. In the short term after such a devaluation, consumer confidence has been shaken, leading to an intermediate reduction in revenues in the months following the devaluation. Then, after the immediate shock, and as the peso stabilizes, revenues tend to grow. Selling prices tend to rise over the long term to offset any inflationary increases in costs. The peso, as well as any currency value, depends on many factors including international trade, investor confidence, and government policy, to name a few. These factors are impossible for the Company to predict, and thus, an estimate of potential effect on results of operations for the future cannot be made. The Company does not employ any currency hedging practices. This currency risk in Mexico is managed through local currency financing and by export sales to the U.S. denominated in U.S. dollars.

As of January 1, 1997, Mexico will once again be considered as a highly inflationary economy for the purpose of applying FASB Statement No. 52 "Foreign Currency Translation." Translation gains or losses will therefore impact the results of operations going forward, although management does not presently expect these gains or losses to be material.

Revenues decreased $9,650,000 from the prior quarter as follows:

                                    Increase        % Increase (Decrease)
                                   (Decrease)       ---------------------
                                 (in thousands)   Total  Volume  Price/Mix
                                  ------------    -----  ------  ---------

         Consumer U.S.              $(6,960)         (35)   (35)    --
         Consumer Foreign            (2,908)         (45)   (42)    (3)
          Industrial                    218            4      4     --


U.S. and Foreign Consumer reflects the seasonality of demand for their products. Historically, this quarter represents approximately 20% of annual revenues being shipped, while the prior quarter represents 30%. The higher percentage in the prior quarter represents seasonal school and mass market sales.

OPERATING INCOME increased $313,000 over the same quarter last year. U.S. Consumer increased $265,000. Increased manufacturing efficiencies contributed to lower total cost of goods sold (65.7% of sales as compared with 68.2% in the prior year quarter). This improvement was partially offset by higher distribution and promotional costs incurred to service the retail and mega-store markets, which largely contributed to an increase in total selling and administrative expenses (28.5% of sales as compared with 27.0% last year). Foreign operating income also increased $145,000 on higher revenue.
Industrial operating income decreased $60,000 due to somewhat higher general and administrative expenses.

Operating income decreased $1,427,000 from the prior quarter due primarily to the aforementioned seasonality that generates higher revenues and related operating income in the final fiscal quarter.

INTEREST EXPENSE increased $185,000 over the same quarter last year. The increase was primarily due to new mortgage debt for the Company's corporate headquarters building and higher effective rates and balances of subordinated debt. An additional $41,000 relates to the Foreign Consumer segment. Interest expense decreased $296,000 over the prior quarter primarily due to lower cyclical borrowing levels.

INCOME TAXES increased $25,000 over the same quarter last year and decreased $313,000 from the prior quarter principally due to changes in before tax income.

MINORITY INTEREST represents 49.9% of the net income of the consolidated subsidiary, Dixon Ticonderoga de Mexico, S.A. de C.V. in each period presented. In February 1997, the Company increased its ownership, thus reducing minority interest to approximately 20%. See Note 6 to Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

The Company's financial condition has benefited from its recent operating success and the completion of major financing initiatives. Cash flows from operating activities in the first quarter of fiscal 1997 improved by approximately $2.7 million over the same quarter last year, due principally to increased receivable collections from strong fourth quarter 1996 revenues. These cash flows were partially offset by higher inventory levels needed to service the Company's growing U.S. and Foreign Consumer business.

Investing activities in the same quarter last year included approximately $1 million of costs related to the construction of the Company's new corporate headquarters. Total capital expenditures in fiscal 1997 are expected to return to more customary levels (approximately $2.2 million). Such expenditures approximated $573,000 in the first quarter. In addition, the Company has financed certain strategic manufacturing equipment (in the amount of $2.5 million) under a long-term operating lease arrangement. Generally, all other major capital projects are discretionary in nature and thus no material purchase commitments exist. Other capital expenditures will continue to be funded from operations and existing financing arrangements.

In July 1996, the Company entered into new financing arrangements with a consortium of lenders to provide additional working capital. The new loan and security agreement provides for a total of $48 million in financing. This includes a revolving line of credit facility in the amount of $40 million which bears interest at either the prime rate, plus 0.5%, or the prevailing LIBOR rate plus 2.5%. Borrowings under the revolving credit facility are based upon eligible accounts receivable and inventories of the Company's U.S. and Canada operations, as defined. The financing agreement also includes a term loan in the original amount of $7.75 million. The term loan bears interest at the same rate, and is payable in varying monthly installments through 2001. The Company previously executed certain interest rate "swap" agreements which effectively fix the rate of interest on approximately $13 million of this debt at 8.75% to 8.87%.

The new financing arrangements are collateralized by the tangible and intangible assets of the U.S. and Canada operations (including accounts receivable, inventories, property, plant and equipment, patents and trademarks) and a pledge of the capital stock of the Company's subsidiaries. The loan and security agreement contains provisions pertaining to the maintenance of certain financial ratios and annual capital expenditure levels, as well as restrictions as to payment of cash dividends. The Company is presently in compliance with all such provisions. These new arrangements provide up to $10 million in additional financing as compared with the Company's previous primary lender agreement. At December 31, 1996, the Company had approximately $28 million of unused lines of credit available under this new financing arrangement.

In September 1996, the Company also completed the private placement of $16.5 million of new 12% Senior Subordinated Notes, due 2003. The net proceeds were used to retire early the remaining $7 million of the Company's prior issue of Senior Subordinated Notes due 1999, and to reduce short-term borrowings, thus providing additional working capital. This transaction also reduced the Company's annual debt service obligations by approximately $3.3 million through 1998. The Company executed a reverse interest rate "swap" agreement which converts $10 million of the notes to a floating rate of interest (approximately 10.6% at December 31, 1996). In connection with the private placement, the Company issued to noteholders warrants to purchase 300,000 shares of Company stock at its market value of $7.24 per share. The note agreement contains provisions which limit the payment of dividends and requires the maintenance of certain financial covenants and ratios, with which the Company is presently in compliance.

The Company entered into the aforementioned interest rate "swap" agreements to balance and manage overall interest rate exposure and minimize overall cost of borrowings. The "swaps" are not presently expected to have a material effect on total interest expense over the term of the underlying agreements.

The new and existing sources of financing and cash expected to be generated from future operations will, in management's opinion, be sufficient to fulfill all current and anticipated requirements of the Company's ongoing business and to meet all of its obligations.

                        PART II.  OTHER INFORMATION



Item 5.    Other Information
-------    -----------------

Information regarding the Company's repurchase of shares in its subsidiary, Dixon Ticonderoga de Mexico, S.A. de C.V. (See PART I - Item 1., Note 6 to Consolidated Financial Statements and Item 2., Management's Discussion and Analysis of Financial Condition and Results of Operations) is incorporated by reference herein and in lieu of a separate report on Form 8-K.


Item 6.   Exhibits
-------   --------

Note applicable.

                                 SIGNATURES



Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                DIXON TICONDEROGA COMPANY




Dated:  February 14, 1997                       By: /s/ Gino N. Pala
                                                 ----------------------------
                                                 Gino N. Pala
                                                 Chairman of the Board,
                                                  President, Chief Executive
                                                  Officer and Director



Dated:  February 14, 1997                     By: /s/ Richard A. Asta
                                                 ----------------------------
                                                 Richard A. Asta
                                                 Executive Vice President of
                                                  Finance and Chief Financial
                                                  Officer



Dated:  February 14, 1997                     By: /s/ John Adornetto
                                                 ----------------------------
                                                 John Adornetto
                                                 Vice President/Corporate
                                                  Controller and Chief
                                                  Accounting Officer